Exhibit 99.1

To the shareholders of

NLS Pharmaceutics AG, Zurich, Switzerland

Zurich, October 5, 2022

Invitation to the

Extraordinary Shareholders’ Meeting of NLS Pharmaceutics AG, Zurich, Switzerland

Dear Shareholder,

The board of directors of NLS Pharmaceutics AG (the “Board of Directors”), with registered office at the Circle 6, 8058 Zurich, Switzerland (the “Company”) is pleased to invite you to the extraordinary shareholders’ meeting of the Company. The shareholders’ meeting will be held as follows:

-	Date:	October 27, 2022
-	Time:	4 pm (CET)
-	Place:	At the premises of Wenger Vieli AG, Metallstrasse 9, 6302 Zug, Switzerland.

Due to the current restrictions resulting from the global COVID-19 pandemic, the meeting will be held in accordance with art. 27 para. 1 letter b COVID-19-Ordinance 3, i.e., without physical presence of the shareholders. Shareholders will have the possibility to exercise their shareholder rights only through the independent proxy, KBT Treuhand AG Zürich, Kreuzplatz 5, 8032 Zurich, Switzerland, (represented by Sandro Müller) which was elected as independent proxy at the ordinary shareholders’ meeting held on May 31, 2022, until the next annual ordinary shareholders’ meeting. Although you will not attend the meeting, your vote is important.

Please find enclosed to the invitation a template Proxy Card. The agenda items to be voted on and the voting instructions for the proxy are provided below:

The agenda items and proposals of the Board of Directors are as follows:

1.	Increase of authorized share capital

According to Swiss law, by amending the articles of association, the general meeting may authorize the Board of Directors to increase the share capital within a period of no more than two years. Such authorized share capital may not exceed one-half of the existing share capital. The Company intends to conduct a capital increase prior to the extraordinary shareholders’ meeting, thus resulting in a new existing share capital of CHF 586’998.86 (“New Share Capital”). The calculation of the authorized share capital of the Company for this invitation is therefore based on the New Share Capital. In case, for whatever reason, the actual share capital of the Company on the date of the extraordinary shareholders’ meeting deviates from the New Share Capital, the Board may proceed with this extraordinary shareholders’ meeting and the agenda items set forth herein based on the actual share capital of the Company.

Proposal

The Board of Directors proposes that the authorized share capital of the Company shall be renewed until October 27, 2024 and shall equal to the maximum amount of CHF 293’499.42 (article 3a of the articles of association). Therefore, paragraph 1 of article 3a of the articles of association shall be amended as follows:

Art. 3a - Genehmigtes Aktienkapital	Art. 3a - Authorized Share Capital

Der Verwaltungsrat ist ermächtigt, jederzeit bis zum 27. Oktober 2024 das Aktienkapital im Maximalbetrag von CHF 293’499.42 durch Ausgabe von höchstens 14’674’971 vollständig zu liberierenden Namenaktien mit einem Nennwert von je CHF 0.02 zu erhöhen. Erhöhungen in Teilbeträgen sind gestattet.	The board of directors is authorized at any time until October 27, 2024 to increase the share capital by a maximum aggregate amount of CHF 293’499.42 through the issuance of not more than 14’674’971 registered shares, which shall be fully paid-in, with a nominal value of CHF 0.02 each. Increases in partial amounts are permitted.

It being understood that article 3a paragraph 2 and 3 of the articles of association shall remain unchanged.

2.	Conditional capital increase

According to Swiss law, by amending the articles of association, the general meeting may resolve to create conditional capital. The nominal amount by which the share capital may be increased in this conditional manner must not exceed one-half of the existing share capital. The Company intends to conduct a capital increase prior to the extraordinary shareholders’ meeting, thus resulting in a new existing share capital of CHF 586’998.86 (“New Share Capital”). The calculation of the conditional share capital of the Company for this invitation is therefore based on the New Share Capital. In case, for whatever reason, the actual share capital of the Company on the date of the extraordinary shareholders’ meeting deviates from the New Share Capital, the Board may proceed with this extraordinary shareholders’ meeting and the agenda items set forth herein based on the actual share capital of the Company.

Proposal

The Board of Directors proposes that the conditional share capital for Shareholders’ Options of the Company shall equal to the maximum amount of CHF 251’317.42 (article 3c of the articles of association). Therefore, paragraph 1 of article 3c of the articles of association shall be amended as follows:

Art. 3c - Bedingtes Aktienkapital für Aktionärsoptionen	Art. 3c - Conditional Share Capital for Shareholders' Options

Das Aktienkapital wird im Maximalbetrag von CHF 251’317.42 durch Ausgabe von höchstens 12’565’871 vollständig zu liberierenden Namenaktien mit einem Nennwert von je CHF 0.02 erhöht durch Ausübung von Optionsrechten, welche in Verbindung mit dem öffentlichen Angebot der Gesellschaft und Kotierung der Aktien neuen Aktionäre eingeräumt werden.	The Company's share capital shall be increased by a maximum amount of CHF 251’317.42 through the issuance of not more than 12’565’871 registered shares, with a nominal value of CHF 0.02 each by the exercise of option rights which are granted to new shareholder in connection with the public offer of the Company and the listing of the shares.

It being understood that article 3c paragraph 2 of the articles of association shall remain unchanged.

Administrative Information

Please note the following instructions with respect to the participation in the extraordinary shareholders’ meeting:

1.	Voting rights

Shareholders who are entered in the shareholder register maintained by our transfer Agent VStock Transfer, LLC as of October 24, 2022, 10 pm CET (reporting date) are entitled to exercise their shareholder rights with respect to the extraordinary shareholders’ meeting. During the period from October 24, 2022 until and including October 27, 2022, no entries of shares will be made in the shareholder register.

2.	No physical attendance

In light of the current epidemic situation in Switzerland and the corresponding legal basis, there will be no physical attendance of shareholders at the extraordinary shareholders’ meeting. Based on art. 27 para. 1 letter b COVID-19-Ordinance 3 the shareholders will have the possibility to exercise their shareholders’ rights through the independent proxy only.

3.	Voting (Instructions to Independent Proxy)

Shareholders may only be represented by the independent proxy, KBT Treuhand AG Zürich, Kreuzplatz 5, 8032 Zurich, Switzerland (represented by Sandro Müller). The independent proxy will be physically present at the extraordinary shareholders’ meeting to vote on behalf of the shareholders who issued instructions to him.

If the independent proxy cannot be present, the Board of Directors will appoint a new independent proxy. The powers of attorney granted to the independent proxy will also be valid for any new independent proxy appointed by the Board of Directors.

In order to authorize the independent proxy, the shareholders may vote by returning the marked, signed and dated Proxy Card by e-mail or mail in line with the instructions given therein, or by voting on the internet (go to http://www.vstocktransfer.com/proxy, click on Proxy Voter Login and log-on using the control number provided in the Proxy Card). Voting instructions must be given no later than October 26, 2022 (received by 11:59 EST).

Yours sincerely,

On behalf of the Board of Directors of NLS Pharmaceutics AG

Sig. Ronald Hafner, Chairman

Enclosures:

- Proxy Card

VOTE ON INTERNET

Go to http://www.vstocktransfer.com/proxy Click on Proxy Voter Login and log-on using the below control number. Polls will close at 11:59 pm EST on October 26, 2022.

CONTROL #
* SPECIMEN *
1 MAIN STREET
ANYWHERE PA 99999-9999	VOTE BY EMAIL
Mark, sign and date your proxy card and email it to vote@vstocktransfer.com

VOTE BY MAIL

Mark, sign and date your proxy card and return it in the envelope we have provided.

Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope.

ALL VOTES MUST BE RECEIVED BY OCTOBER 26, 2022.

Extraordinary Meeting Proxy Card - NLS Pharmaceutics Ltd.

The Board of Directors recommends a vote of "FOR" for Proposals 1 and 2.

DETACH PROXY CARD HERE TO VOTE BY MAIL

1.	The Board of Directors proposes that the authorized share capital of the Company shall be renewed until October 27, 2024 and shall equal to the maximum amount of CHF 293’499.42.

☐ FOR	☐ AGAINST	☐ ABSTAIN

2.	The Board of Directors proposes that the conditional share capital for Shareholders' Options of the Company shall equal to the maximum amount of CHF 251’317.42.

☐ FOR	☐ AGAINST	☐ ABSTAIN

Date	Signature	Signature, if held jointly

To change the address on your account, please check the box at right and indicate your new address.

* SPECIMEN *	AC:ACCT9999	90.00

NLS PHARMACEUTICS LTD.

Extraordinary Meeting of Shareholders October 27, 2022

For all disputes arising out of or in connection with this Proxy, the ordinary courts at the registered domicile of the Company are exclusively competent. All obligations and rights arising out of or in connection with this proxy are governed by Swiss Law. The undersigned herewith expressively declares to indemnify the proxy or the substitutes for any direct or indirect damages arising out of or in connection with the actions referred to in this proxy card.

This proxy also delegates, to the extent permitted by applicable law, discretionary authority to vote with respect to all other business and legal acts which the undersigned could carry out in the event of his/her/its personal presence at the extraordinary meeting of shareholders as well as to make any changes required due to objections by the commercial register and to any adjournment(s) or postponement(s) thereof.

PLEASE COMPLETE, DATE AND SIGN THIS FORM OF PROXY AND E-MAIL OR MAIL THE ENTIRE PROXY PROMPTLY, IN ACCORDANCE WITH THE INFORMATION PROVIDED ON THE FRONT PAGE, IN ORDER TO ASSURE REPRESENTATION OF YOUR SHARES. IF THE FORM OF PROXY IS MAILED IN THE UNITED STATES IN THE ENCLOSED ENVELOPE, NO POSTAGE NEED BE AFFIXED.

NLS PHARMACEUTICS LTD.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned, a shareholder of NLS Pharmaceutics Ltd., (the “Company”), hereby appoints KBT Treuhand AG Zurich represented by Sandro Mueller and proxy of the undersigned, with full power of substitution, for and in the name of the undersigned, to vote and otherwise act on behalf of the undersigned at the extraordinary meeting of shareholders of the Company to be held on Thursday, October 27, 2022, at the premises of Wenger Vieli AG, Metallstrasse 9, 6302 Zug, Switzerland , at 4:00 p.m. CET (9:00 a.m. EST), or at any adjournment(s) or postponement(s) thereof, with respect to all of the ordinary shares, of the Company (the “Shares”) which the undersigned would be entitled to vote, with all powers the undersigned would possess if personally present, provided said proxies are authorized and directed to vote as indicated with respect to the matter set forth below this Proxy. The undersigned herewith acknowledges all actions and declarations of his/her/its proxy or the substitutes as legally binding for him/her/it. All shares represented by properly executed proxies received prior to or at the Meeting and not revoked prior to, or at, the Meeting in accordance with the procedures described in the proxy statement, will be voted as specified in the instructions indicated in such proxies. Subject to applicable law, in the absence of instructions, the shares represented by properly executed and received proxies will be voted “FOR” all of the proposed resolutions to be presented at the Meeting for which the Board recommends a vote “FOR” Proposals 1 and 2.

PLEASE INDICATE YOUR VOTE ON THE REVERSE SIDE

(Continued and to be signed on Reverse Side)